5/19

04036472

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bahia Sul Celulose, S.A.

*CURRENT ADDRESS Av. Magalhaes Neto s/nº
Centro Empresarial Iguatemi II, Bloco B, Sala 121
Pituba, Salvador
Bahia, Brazil

**FORMER NAME

PROCESSED

AUG 27 2004

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 3293 FISCAL YEAR 12/31/03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: MAC

DAT : 8/24/04

KPMG

82-3793

AR/S
12-31-03

Bahia Sul Celulose S.A.
(Publicly-held Company)

Financial statements
December 31, 2003 and 2002

(A translation of the original report in Portuguese, as published in Brazil, containing financial statements prepared in accordance with accounting principles derived from the Brazilian Corporation Law and the rules issued by the Brazilian Securities and Exchange Commission (CVM))

KPMG

Bahia Sul Celulose S.A.

Publicly-held Company

Financial statements

December 31, 2003 and 2002

Contents

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo, SP
Brazil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo, SP
Brazil

Central tel 55 (11) 3067-3000
Fax National 55 (11) 3079-3752
International 55 (11) 3079-2916
www.kpmg.com.br

Independent auditors' report

To
The Board of Directors
and Shareholders
Bahia Sul Celulose S.A.
Salvador - BA

We have examined the balance sheets of Bahia Sul Celulose S.A. and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2003 and 2002 and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries, (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by the Company's management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Bahia Sul Celulose S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the results of its operations, changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flows and added value of Bahia Sul Celulose S.A. and the consolidated statements of cash flows and added value of the Company and its subsidiaries for the years ended December 31, 2003 and 2002 are supplementary information to the financial statements, and have been included to facilitate additional analysis. This supplementary information was subject to the same audit procedures applied to the aforementioned financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the financial statements taken as a whole.

February 16, 2004

KPMG Auditores Independentes
CRC SP14428"S"BA

José Luiz Ribeiro de Carvalho
Accountant CRC-SP 141128/O-S-BA

Bahia Sul Celulose S.A.

Publicly-held Company

Balance sheets

December 31, 2003 and 2002

(In thousands of Reais)

	Parent Company		Consolidated	
Assets	**2003**	**2002**	**2003**	**2002**
Current assets				
Cash and cash equivalents	670,437	206,942	797,047	302,263
Trade accounts receivable	328,029	306,592	194,306	179,749
Inventories	104,894	78,159	124,451	104,014
Credit from disposal of investment	-	-	-	503,287
Recoverable taxes	13,089	9,235	13,089	9,235
Deferred income and social contribution taxes	26,163	84,117	26,163	84,117
Other accounts receivable	3,039	291	9,473	6,328
Prepaid expenses	2,546	2,215	2,546	2,215
	1,148,197	687,551	1,167,075	1,191,208
Noncurrent assets				
Deferred income and social contribution taxes	93,354	146,065	100,037	156,177
Advances to suppliers	46,250	21,110	46,250	21,110
Judicial deposits	15,042	12,607	15,042	12,607
Recoverable taxes	3,654	-	3,654	-
Other accounts receivable	3,074	66	3,074	66
	161,374	179,848	168,057	189,960
Permanent assets				
Investments	106,470	526,114	777	1,240
Property, plant and equipament	2,051,816	2,014,513	2,051,816	2,014,513
Deferred charges	15,753	16,831	15,753	16,831
	2,174,039	2,557,458	2,068,346	2,032,584
	3,483,610	3,424,857	3,403,478	3,413,752

See the accompanying notes to the financial statements.

Bahia Sul Celulose S.A.

Publicly-held Company

Balance sheets

December 31, 2003 and 2002

(In thousands of reais)

	Parent Company		Consolidated	
Liabilities	**2003**	**2002**	**2003**	**2002**
Current liabilities				
Accounts payable to suppliers	42,069	28,169	53,374	37,252
Loans and financing	862,012	503,727	781,230	495,751
Taxes payable other than on income	3,210	5,098	3,210	5,098
Payroll and social charges	14,772	12,026	14,772	12,026
Accounts payable	49,854	44,722	52,174	52,135
Dividends proposed/payable	40,230	43,744	40,230	43,744
Income and social contribution taxes	4,816	738	4,816	738
	1,016,963	638,224	949,806	646,744
Noncurrent liabilities				
Loans and financing	437,128	1,049,174	437,128	1,049,174
Accounts payable	32,842	62,520	32,842	62,520
Provision for contingencies	24,478	29,350	24,478	29,350
	494,448	1,141,044	494,448	1,141,044
Shareholders' equity				
Capital	1,238,024	1,238,024	1,238,024	1,238,024
Capital reserve	169,462	91,783	169,462	91,783
Profit reserve	564,713	315,782	551,738	296,157
	1,972,199	1,645,589	1,959,224	1,625,964
	3,483,610	3,424,857	3,403,478	3,413,752

See the accompanying notes to the financial statements.

Bahia Sul Celulose S.A.

Publicly-held Company

Statements of income

Years ended December 31, 2003 and 2002

(In thousands of reais, except for the net income per share)

	Parent company		Consolidated	
	2003	**2002**	**2003**	**2002**
Gross sales	1,121,968	990,160	1,127,705	978,114
Sales taxes	(54,050)	(62,205)	(54,050)	(62,205)
Net sales	1,067,918	927,955	1,073,655	915,909
Cost of goods sold	(438,736)	(388,004)	(505,196)	(456,219)
Gross profit	629,182	539,951	568,459	459,690
Operating (expenses) income				
Selling expenses	(97,083)	(82,056)	(35,795)	(32,127)
Administrative and general expenses	(50,102)	(38,758)	(50,357)	(39,348)
Management fees	(6,667)	(4,998)	(6,667)	(4,998)
Financial expenses	97,567	(619,337)	85,261	(595,969)
Financial income	15,201	172,275	(12,104)	376,304
Equity interest	(49,441)	215,712	(527)	-
Other operating income, net	6,613	6,015	7,287	6,582
Operating income	545,270	188,804	555,557	170,134
Nonoperating result	5,931	31	5,931	31
Income before income and social contribution taxes	551,201	188,835	561,488	170,165
Income and social contribution taxes	(148,325)	(4,905)	(151,962)	1,571
Net income for the year	402,876	183,930	409,526	171,736
Net income per share - R$	0.13	0.06		
Outstanding shares at year-end	3,221,859,700	3,221,859,700		

See the accompanying notes to the financial statements.

Bahia Sul Celulose S.A.

Publicly-held Company

Statements of changes in shareholders' equity

Years ended December 31, 2003 and 2002

(In thousands of reais)

		Capital reserve	Profit reserves				
	Capital	Tax incentive reserve	Legal	For capital increase	Special for dividends	Retained earnings	Total
Balances at January 1, 2002	1,238,024	91,783	16,030	143,605	15,956	-	1,505,398
Net income for the year	-	-	-	-	-	183,930	183,930
Distributions:							
Proposed dividends	-	-	-	-	-	(43,739)	(43,739)
Legal reserve	-	-	9,197	-	-	(9,197)	-
Reserve for capital increase	-	-	-	117,895	-	(117,895)	-
Special reserve for dividends	-	-	-	-	13,099	(13,099)	-
Balances at December 31, 2002	1,238,024	91,783	25,227	261,500	29,055	-	1,645,589
Net income for the year	-	-	-	-	-	402,876	402,876
Distributions:							
Dividends:							
Interim dividends paid	-	-	-	-	-	(36,300)	(36,300)
Proposed	-	-	-	-	-	(39,966)	(39,966)
Tax incentive reserve	-	77,679	-	-	-	(77,679)	-
Legal reserve	-		20,144	-	-	(20,144)	-
Reserve for capital increase	-	-	-	205,908	-	(205,908)	-
Special reserve for dividends	-	-	-	-	22,879	(22,879)	-
Balances at December 31, 2003	1,238,024	169,462	45,371	467,408	51,934	-	1,972,199

See the accompanying notes to the financial statements.

Bahia Sul Celulose S.A.

Publicly-held Company

Statements of changes in financial position

Years ended December 31, 2003 and 2002

(In thousands of reais)

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Sources of funds				
Operations				
Net income for the year	402,876	183,930	409,526	171,736
Items not affecting working capital				
Depreciation, amortization and depletion	95,648	90,319	95,648	90,319
Net book value of permanent assets disposed	14,738	5,568	14,738	5,568
Deferred income and social contribution taxes	52,711	(310)	56,140	(7,067)
Provision for contingencies	(4,872)	5,329	(4,872)	5,329
Equity interest	49,441	(215,712)	527	-
Interest, exchange and monetary variations of noncurrent assets and liabilities, net	(153,079)	306,350	(153,079)	93,156
Resources from operations	457,463	375,474	418,628	359,041
From third parties				
Noncurrent loans and financing	217,072	226,614	217,072	226,614
Noncurrent accounts payable	-	62,520	-	62,520
Capital decrease in subsidiary	370,267	-	-	-
Credit from disposal of investment	-	-	-	503,287
Transfer of noncurrent assets to current assets	-	49,553	-	49,553
	587,339	338,687	217,072	841,974
Total sources	1,044,802	714,161	635,700	1,201,015
Applications of funds				
Increase in investments	64	302,496	64	720
Increase in property, plant and equipment	145,041	243,611	145,041	243,611
Additions to deferred charges	1,571	4,628	1,571	4,628
	146,676	550,735	146,676	248,959
Noncurrent assets	34,237	16,435	34,237	16,435
Distribution of dividends (paid and to be paid)	76,266	43,739	76,266	43,739
Transfer of noncurrent to current liabilities	705,716	189,420	705,716	189,420
Total applications	962,895	800,329	962,895	498,553
Increase (decrease) in working capital	81,907	(86,168)	(327,195)	702,462
Changes in working capital				
Current assets				
At the end of the year	1,148,197	687,551	1,167,075	1,191,208
At the beginning of the year	687,551	592,833	1,191,208	593,056
	460,646	94,718	(24,133)	598,152
Current liabilities				
At the end of the year	1,016,963	638,224	949,806	646,744
At the beginning of the year	638,224	457,338	646,744	751,054
	(378,739)	(180,886)	(303,062)	104,310
Increase (decrease) in working capital	81,907	(86,168)	(327,195)	702,462

See the accompanying notes to the financial statements.

Bahia Sul Celulose S.A.

Publicly-held Company

Statements of cash flows

Years ended December 31, 2003 and 2002

(In thousands of reais)

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Cash flows from operating activities				
Net income for the year	402,876	183,930	409,526	171,736
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation, depletion and amortization	95,648	90,319	95,648	90,319
Gain on sale of fixed assets	(5,931)	(31)	(5,931)	(31)
Equity interest	49,441	(215,712)	527	-
Exchange and monetary variation charges, net	(185,767)	450,118	(107,484)	39,728
Provision for contingencies	(4,872)	5,329	(4,872)	5,329
Deferred income and social contribution taxes	110,666	1,877	114,095	(4,880)
Changes in assets and liabilities				
Increase in accounts receivable and other accounts receivable	(21,437)	(70,797)	(14,557)	(62,561)
Increase in other current and noncurrent assets	(67,906)	(23,817)	(62,005)	(40,833)
(Decrease) increase in other current and noncurrent liabilities	(12,122)	109,133	(15,569)	114,029
Net cash from operating activities	360,597	530,349	409,379	312,836
Cash flows from investing activities				
Increase in investments	(64)	(302,496)	(64)	(720)
Increase in property, plant and equipment	(145,041)	(243,611)	(145,041)	(243,611)
Additions to deferred charges	(1,571)	(4,628)	(1,571)	(4,628)
Capital decrease in subsidiary	370,267	-	-	-
Credit from disposal of investment	-	-	503,287	-
(Loss) gain on credit from disposal of investment	-	-	(83,330)	213,195
Proceeds generated from sale of fixed assets	20,669	5,598	20,669	5,598
Net cash from (used in) investing activities	244,260	(545,137)	293,950	(30,166)
Cash flows from financing activities				
Payment of dividends	(80,032)	(11,065)	(80,032)	(11,065)
Proceeds from loans and financing	414,834	483,586	414,834	483,586
Payments of loan and financing	(476,164)	(488,560)	(547,842)	(790,890)
Net cash used in financing activities	(141,362)	(16,039)	(213,040)	(318,369)
Effects of exchange rate variation on cash and cash equivalents	-	-	4,495	(3,761)
Increase in cash and cash equivalents	463,495	(30,827)	494,784	(39,460)
At the beginning of the year	206,942	237,769	302,263	341,723
At the end of the year	670,437	206,942	797,047	302,263

See the accompanying notes to the financial statements.

Bahia Sul Celulose S.A.

Publicly-held Company

Statements of added value

Years ended December 31, 2003 and 2002

(In thousands of reais)

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Revenues				
Sale of products and services	1,121,968	990,160	1,127,705	978,114
Other operating income	8,218	6,695	8,892	7,058
Provision for doubtful accounts	(1,581)	-	(1,581)	-
Nonoperating result	5,931	31	5,931	31
	1,134,536	996,886	1,140,947	985,203
Inputs acquired from third parties				
Raw materials consumed	152,879	149,325	152,879	149,325
Materials, energy and third party services	262,665	210,777	268,124	229,449
Gross added value	718,992	636,784	719,944	606,429
Retentions				
Depreciation, depletion and amortization	95,648	90,319	95,648	90,319
Net added value generated by the Company	623,344	546,465	624,296	516,110
Added value from transfer				
Equity interest	(49,441)	215,712	(527)	-
Financial income	15,201	172,275	(12,104)	376,304
Added value to be distributed	589,104	934,452	611,665	892,414
Distribution of added value				
Payroll and related charges	85,382	72,902	85,382	72,902
Taxes and contributions	185,551	51,876	189,156	45,400
Interest and financial charges, net	(97,567)	619,337	(85,261)	595,969
Rent	12,862	6,407	12,862	6,407
Dividends	76,266	43,739	76,266	43,739
Retained earnings	326,610	140,191	333,260	127,997
	589,104	934,452	611,665	892,414

See the accompanying notes to the financial statements.

Bahia Sul Celulose S.A.

Publicly-held Company

Notes to the financial statements

Years ended December 31, 2003 and 2002

(In thousands of Reais)

1 Operations

The Company's operations consist of the manufacture and sale, locally and abroad, of short fiber pulp and paper for printing and writing, as well as the development and maintenance of forests for lumber, used by the Company or sold to third parties.

Its products are sold abroad through its subsidiaries Bahia Sul International Trading and Bahia Sul América Inc. incorporated respectively in the Cayman Islands and Delaware, in the USA.

The Company is established in a tax incentive area (former SUDENE) and utilized an exemption from income tax for a period of ten years up to December 31, 2001 for pulp production, and up to December 31, 2002 for paper production.

The Company obtained from ADENE (former SUDENE) a tax incentive with a 75% reduction of the income tax for a 10 year period starting in 2002 for pulp and 2003 for paper, applicable to the exploitation income generated during that period of time.

2 Presentation of the financial statements

The financial statements were prepared in accordance with the accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities Exchange Commission (CVM).

Description of significant accounting practices

a. Income statement

Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognized if there are significant uncertainties on its realization.

b. Accounting estimates

The accounting estimates were established on objective and subjective factors, based on management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, deferred income tax assets, provision for contingencies, valuation of derivative financial instruments, and assets and liabilities related to employees' benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews its estimates and assumptions at least on a quarterly basis.

c. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income. For the foreign subsidiaries, their assets and liabilities were translated into reais at the foreign exchange rate ruling at the balance sheet date.

d. Derivative financial instruments

Derivative financial instruments, such as swaps, are recorded in the balance sheet initially at cost and subsequently restated according to the contractual terms, to reflect amounts accrued through the balance sheet date. The utilization of derivate financial instruments is to minimize the risk on loans and financing in foreign currency. According to its Treasury department's policy, the Company does not hold or issue derivative financial instruments for trading purposes.

e. Interest earning bank deposits

Recorded at cost, plus income accrued to the balance sheet date, which does not exceed market value.

f. Allowance for doubtful accounts

Established at an amount considered sufficient by management to cover any possible losses arising on the collection of accounts receivable.

g. Inventories

Stated at the average cost of acquisition or production, which does not exceed market value.

h. Investments

Investments in subsidiaries were valued using the equity method, and other investments were valued at cost.

i. Property, plant and equipment

Recorded at the cost of acquisition, formation or construction (including interest and other financial charges). Depreciation is provided using the straight-line method and takes into consideration the useful life of the assets as mentioned in Note 10.

The reforestation is composed of the costs of acquisition, formation and conservation and has its depletion calculated in keeping with the harvests based on the average cost of the forests.

j. Deferred charges

Recorded at purchase or formation cost and being amortized over a maximum period of 10 years.

k. Rights and obligations

Price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date.

l. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

m. Income and Social contribution taxes

Income and social contribution taxes on the profit for the year comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date.

The current tax rates are as follows:

Income tax - Computed at the rate of 25% (15% of taxable income, plus an additional of 10%).

Social contribution tax - Computed at the rate of 9% of adjusted taxable income.

The deferred tax assets resulting from tax losses carryforward, negative basis of social contribution and temporary differences were set up in accordance with CVM Instruction 371/02;

n. Statements of cash flows

The Company is presenting the statements of cash flows prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON - Brazilian Institute of Independent Auditors; and

o. *Statements of added value*

The company is presenting the statements of added value, prepared in accordance with Circular-Notice/CVM/SNC/SEP/01/00, which have the objective of demonstrating the value of the wealth generated by the Company and its subsidiaries and its distribution among the elements that contributed to its generation. All the information presented has been obtained from the accounting records of the Company and its subsidiaries.

Certain information for the year ended on December 31, 2002 was reclassified in order to ensure better comparability, in compliance with the current financial statements.

3 Consolidated financial statements

The accounting policies have been consistently applied by the consolidating enterprises and are consistent with those used in the previous year.

The consolidated financial statements include the financial statements of Bahia Sul Celulose S.A. and its wholly-owned subsidiaries Bahia Sul Trading Ltd. and Bahia Sul América Inc.

The consolidation process for the balance sheet and statement of income is based on the combination of assets, liabilities, revenues and expenses followed by eliminations and adjustments as described below:

a. Elimination of inter-company asset and liability account balances;

b. Elimination of investment in the subsidiaries' capital, reserves and retained earnings; and

c. Elimination of inter-company income and expense balances and unearned income arising from inter-company transactions.

The year-end of the subsidiaries included in the consolidated financial statements are the same as that of the Parent Company.

(In thousands of Reais)

Conciliation of the net income for the year and shareholder's equity between consolidated and Parent Company.

	Net income for the year		*Shareholders' equity*	
	2003	**2002**	**2003**	**2002**
Consolidated	409,526	171,736	1,959,224	1,625,964
Elimination of (unrealized) realized profits generated by the Parent Company in transactions with subsidiaries	(10,079)	18,951	19,658	29,737
Income and social contribution taxes on the above described profits	3,429	(6,757)	(6,683)	(10,112)
Parent Company	402,876	183,930	1,972,199	1,645,589

4 Cash and cash equivalents

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Cash and banks	2,781	4,872	26,801	29,527
Interest earning bank deposits	667,656	202,070	770,246	272,736
	670,437	206,942	797,047	302,263

The interest earning bank deposits refer, substantially, to bank deposit certificates remunerated at rates that vary between 99% and 102% of the Brazilian Interbank Deposit Certificate (CDI) with swap to US dollar, with average interest rate of 3,54% per annum plus foreign exchange variation of the US dollar, and overseas deposits, remunerated at the average rate of 1.0% per annum plus foreign exchange variation of the US dollar.

(In thousands of Reais)

5 Trade accounts receivable

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Domestic	73,374	77,340	73,374	77,340
Foreign:				
Subsidiaries	246,029	230,849	-	-
Third parties	13,541	5,946	128,599	113,317
Export bills discounted	(2,889)	(3,212)	(2,889)	(3,212)
Allowance for doubtful accounts	(2,026)	(4,331)	(4,778)	(7,696)
	328,029	306,592	194,306	179,749

6 Inventories

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Finished goods	33,716	14,711	53,273	40,566
Work in process	1,745	2,351	1,745	2,351
Raw materials	20,635	20,647	20,635	20,647
Maintenance and other materials	48,798	40,450	48,798	40,450
	104,894	78,159	124,451	104,014

(In thousands of Reais)

7 Income and social contribution taxes

Income tax - Reduction of 75% ADENE

The Company was granted an income tax rate reduction of 75% up to 2011 for pulp, and up to 2012 for paper.

The income tax, resulting from this reduction, is not recorded as an expense in the statements of income. However, at the end of the year, after net income is obtained, the amount is recorded as a capital reserve, as partial destination of net income for the year, in order to comply with the legal requirement of not distributing to the shareholders the obtained reduction. The reduction amounted to R$ 77,679 in 2003.

Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their respective book values.

The recorded deferred income and social contribution taxes are derived from:

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Tax credits on tax loss carryforward	83,618	166,159	83,618	166,159
Tax credits on negative basis of social contribution	30,336	48,105	30,336	48,105
Tax credits on temporary differences	5,563	15,918	12,246	26,030
	119,517	230,182	126,200	240,294
Amount classified as current assets	26,163	84,117	26,163	84,117
Noncurrent assets	93,354	146,065	100,037	156,177

(In thousands of Reais)

The Company presented, as at December 31, 2003, tax loss carryforward of R$ 373,726 (R$ 697,983 in 2002) and a negative basis of social contribution of R$ 348,703 (R$ 562,390 in 2002).

The balances of tax loss carryforward and negative basis of social contribution were offset by an allowance in the amount of R$ 10,861 for both of the two taxes, representing a protection related to possible future adverse events on the realization of these deferred assets.

In accordance with CVM Instruction 371/02, the Company, based on its expectation of generating future taxable income, determined by a technical valuation approved by management, recognized tax credits on income tax loss carry-forwards and negative basis of social contribution tax with no statutory limitation. The amount recorded as deferred tax asset is reviewed on an annual basis and the adjustments have not been considered material, in comparison to the previous estimates prepared by the Company. This analysis takes into consideration the new income tax reduction of 75% (see Note 1).

Based on this technical analysis of future taxable income, the Company estimates to utilize these tax credits in the following years:

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
2003	-	84,117	-	84,117
2004	26,163	40,500	26,163	40,500
2005	20,672	45,700	20,672	45,700
2006	17,898	44,200	17,898	44,200
2007	9,414	15,665	9,414	25,777
2008	10,512	-	10,512	-
2009 to 2012	34,858	-	41,541	-
	119,517	230,182	126,200	240,294

(In thousands of Reais)

Reconciliation between the tax expense and social contribution

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expense charged to net income is presented as follows:

	Parent Company		Consolidated	
	2003	2002	2003	2002
Profit before income and social contribution taxes	551,201	188,835	561,488	170,165
Exclusion of the equity interest	49,441	(215,712)	527	-
Profit (loss) after the exclusion of equity interest	600,642	(26,877)	562,015	170,165
Income tax and social contribution taxes calculated by the combined rates of 34%	(204,218)	9,138	(191,085)	(57,856)
Analysis of the effective tax rate for income tax and social contribution:				
Profits from foreign subsidiaries (1)	(13,132)	(24,514)	-	-
Non-taxable income of foreign subsidiaries	-	-	(29,452)	48,811
Nondeductible (expenses), non-taxable income	(8,667)	4,325	(8,667)	4,325
Income tax effect on unrealized profit earned in transactions with foreign subsidiaries	-	-	(3,429)	6,757
Recognition (exclusion) of prior years credits	13	6,146	2,992	(466)
Tax incentives - ADENE reduction	77,679	-	77,679	-
Income and social contribution taxes (charge)/credit included in the statement of income	(148,325)	(4,905)	(151,962)	1,571
Effective rate	*24.7%*	*-18,2%*	*27.0%*	*-0.9%*

(1) The taxable income from its foreign subsidiaries was determined in accordance with Provisional Measure 2158-34/01 for Brazilian tax purposes.

(In thousands of Reais)

8 Investments - Parent Company

	Subsidiaries			Affiliate company	Total
	Bahia Sul International Trading Ltd	Bahia Sul América Inc.	Bahia Sul Holding	Pakprint S.A.	
a) Participation held					
December 31, 2002					
Voting capital	100%	100%	-	10%	
Capital share	100%	100%	-	10%	
December 31, 2003					
Voting capital	100%	100%	100%	10%	
Capital share	100%	100%	100%	10%	
b) Subsidiaries information					
Net equity adjusted	97,904	7,789	-	6,032	
Net income adjusted	38,618	388	-	(3,674)	
c) Investments					
Balances at January 1, 2002	1,795	5,591	-	520	7,906
Acquisitions and subscriptions	301,776	-	-	720	302,496
Equity interest in subsidiaries	212,253	3,459	-	-	215,712
Balances at December 31, 2002	515,824	9,050	-	1,240	526,114
Acquisitions and subscriptions	-	-	174	90	264
Capital decrease	(370,267)	-	-	-	(370,267)
Equity interest in subsidiaries	(47,652)	(1,262)	-	(527)	(49,441)
Other	-	-	-	(200)	(200)
Balances at December 31, 2003	97,905	7,788	174	603	106,470

(In thousands of Reais)

9 Credit from disposal of investment - Consolidated

In January 2003, the Company and its parent company Cia. Suzano de Papel e Celulose communicated to the shareholders and to the market its decision, jointly with Sonae, SGPS, SA (Sonae), to terminate the association that had been established in September 2001, through Sonae Produtos e Derivados Florestais, SGPS, SA (SPDF), due to the non-verification of the conditions originally established for the maintenance of the association. Such association had the objective of acquiring control of Portucel - Empresa Produtora de Pasta e Papel S.A., through participation in the privatization process of the latter, in the modality then in progress.

On April 30, 2003, subsequent to the withdrawal of the contractual option exercised by the Company, Sonae acquired the total interest held by the Company through its wholly-owned subsidiary Bahia Sul International Trading Ltd., in SPDF, corresponding to 49.99% of its capital. The amount received by Bahia Sul International Trading Ltd. amounts to EURO 136.2 million (equivalent to R$ 441 million).

During the third quarter of 2003, the Company made a capital reduction in its wholly - owned subsidiary Bahia Sul International Trading Ltd., in the amount of US$ 125.1 million (R$ 370.3 million), in order to repatriate these funds to Brazil.

10 Property, plant and equipment - Parent Company and Consolidated

	Annual average rate of depreciation	2003			2002
		Cost of acquisition	Depreciation	Net	Net
Buildings	3.01%	482,773	(165,960)	316,813	326,365
Machinery and equipment	2.99%	1,718,008	(533,181)	1,184,.827	1,200,197
Others	19.44%	29,318	(18,225)	11,093	13,466
Land and farms	-	216,742	-	216,742	207,600
Timber resources	-	254,132	-	254,132	227.887
Construction-in-progress	-	68,209	-	68,209	38,998
		2,769,182	(717,366)	2,051,816	2,014,513

(In thousands of Reais)

11 Deferred charges - Parent Company and Consolidated

	2003			2002
	Cost	Amortization	Net	Net
Pre-operating expenses	-	-	-	330
Software development charges	23,799	(8,046)	15,753	16,501
	23,799	(8,046)	15,753	16,831

12 Loans and financing

	Index		Annual average rate of interest	Parent Company 2003	Parent Company 2002	Consolidated 2003	Consolidated 2002
Property, plant and equipment:							
BNDES - Finem	TJLP	(1) (2)	10.03%	196,113	231,059	196,113	231,059
BNDES - Finem	Basket of currencies	(1) (2)	8.79%	18,784	28,008	18,784	28,008
BNDES - Finame	TJLP	(1) (2)	9.03%	5,571	6,303	5,571	6,303
BNDES - Automatic	TJLP	(1) (2)	7.99%	987	1,661	987	1,661
Working capital:							
Export financing	US$		5.29%	769,212	901,377	771,870	903,777
Eurobonds	US$	(3)	10.625%	304,184	371,475	-	-
Syndicated loan	US$	(3)	3.78%	-	-	220,744	361,099
Loan from Cia Suzano de Papel e Celulose	TJLP	(1)	11%	-	13,018	-	13,018
Imports financing	US$		6.12%	4,289	-	4,289	-
				1,299,140	1,552,901	1,218,358	1,544,925
Current liabilities				862,012	503,727	781,230	495,751
Noncurrent liabilities				437,128	1,049,174	437,128	1,049,174

The loans and financing mature as follows:

	2003	2002
2004	-	596,474
2005	211,244	203,739
2006	155,348	173,210
2007	25,217	30,017
2008	10,427	45,734
2009 onward	34,892	-
	437,128	1,049,174

(In thousands of Reais)

(1) Capitalization term that corresponds to the portion of 6% p.a. exceeding the long-term interest rate (TJLP) published by the Brazilian Central Bank.

(2) Financing is secured by mortgages of plant, rural properties and timber and guarantees of the financed assets.

(3) At the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million for the acquisition of the totality of the Eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three-year period, which is the same period that the Eurobonds are due, at a cost of LIBOR plus 2.60% p.a. During the third quarter of 2003, the Company anticipated the payment of US$ 25 million for such financing. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary up to their maturity date in July 2004.

13 Related parties

	Assets		Liabilities				
	Current		Current				
	Trade accounts receivable	Others	Accounts payable	Dividends	Eurobonds	Sales (Purchases) products and services	Financial charges
Consolidated companies:							
Bahia Sul International Trading Ltd	246,029	-	-	-	304,184	497,906	(31,094)
	246,029	-	-	-	304,184	497,906	(31,094)
Non-consolidated companies:							
Cia Suzano de Papel e Celulose	17,596	6,500	4,831	37,513	-	48,252	3,076
Sun Paper & Board	11,229	-	-	-	-	34,033	-
Nemotrade Corporation	6,799	-	1,364	-	-	7,870	-
SPP Agaprint Indl. e Coml. Ltda	841	-	105	-	-	17,917	-
Consolidated	36,465	6,500	6,300	37,513	-	108,072	3,076
Parent Company	282,494	6,500	6,300	37,513	304,184	605,978	(28,018)

The main balances of assets and liabilities at December 31, 2003, as well as the transactions that influenced the income for the year, related to operations with related parties, result from transactions between the Company and its subsidiary Bahia Sul International Trading Ltd and with its Parent Company Cia. Suzano de Papel e Celulose and its other subsidiaries, which were substantially performed under normal market conditions for the respective types of transactions.

(In thousands of Reais)

The Parent Company Cia. Suzano de Papel e Celulose contracted export financing in an amount equivalent to US$ 200 million, guaranteed by receivables from exports that are being transferred to it by the Company. During 2003, the Company transferred exports to Suzano in the amount of R$ 162,385 (R$ 126,944 in 2002).

14 Provision for contingencies - Parent Company and consolidated

	2003	2002
Taxes:		
PIS/COFINS	14,936	11,987
ICMS	3,000	11,707
	17,936	23,694
Labor and civil	6,542	5,656
	24,478	29,350

These provisions are recognized to provide for possible losses in administrative and judicial claims at amounts considered sufficient by management, in accordance with the assessment of its lawyers and legal counsel.

PIS/COFINS - A provision recognized for the non-collection of PIS and COFINS due to legal discussion with respect to the calculation basis (charged on other income). The Company has judicial deposits in the amount of R$ 1,573 for PIS and R$ 13,049 for COFINS.

ICMS - Provisions related to tax assessments that are in the process of defense or administrative appeal. In December 2003, the Company, based on Law 8,877/03, paid without further fines and interests the amount of R$ 11,488, related to two assessments that have been recorded as provision, thus giving up further claims of any nature for the matter.

(In thousands of Reais)

15 Accounts payable - Land and forests

During 2002, the Company acquired land and the eucalyptus forests planted on it, in the region of São Mateus - ES, which are payable in installments up till the end of 2007. The amounts related to this acquisition, presented as "other account payables" in current and noncurrent liabilities, at December 31, 2003, amount to R$ 32,770 and R$ 32,842, respectively (R$ 29,641 and R$ 62,520 in 2002).

16 Shareholders' equity

a. Capital

Capital, subscribed and paid in at December 31, 2003, is represented by 1,364,356,856 common shares, 1,833,313,825 class "A" preferred shares and 24,189,019 class "B" preferred shares, with no par value.

b. Statutory reserves

Legal reserve - In compliance with article 193 of Law 6404/76, the reserve was computed at the rate of 5% of the net profit for the year, up to the limit of 20% of the capital.

Reserve for capital increase - The reserve for capital increase aims at assuring adequate operating conditions and may not surpass 80% of the capital.

Special reserve for dividends - The special reserve for dividends was computed at a 10% rate on net income for the year after other destinations and aims at guaranteeing the continuity of six-monthly distribution of dividends and may not surpass 20% of capital.

The destination of the reserves and corresponding amounts are presented in the statements of changes in shareholders' equity.

(In thousands of Reais)

c. *Dividends*

Preferred shares have no voting rights and have priority in the distribution of dividends in the event of liquidation of the Company. The class "A" preferred shares have the right to a dividend 10% higher than that attributed to the common shares, in conformity with paragraph I of article 17 of Law 6404/76, with the new wording of Law 9457/97. The class "B" preferred shares have the right to a priority dividend of 6% of the capital of this class of shares. The articles of association determine the distribution of a minimum dividend of 25% of the net profit for the year, adjusted in accordance with article 202 of Law 6404/76.

Dividends were calculated as follows:

	2003	**2002**
Net income for the year - Parent Company	402,876	183,930
Tax incentives reserve - ADENE	(77,679)	-
Legal reserve	(20,144)	(9.197)
Adjusted net income for the year	305,053	174,733
Minimum dividend - 25%	76,263	43,683
Dividends paid in advance	36,300	-
Dividends payable	39,963	43,683

According to management's decision, the proposed dividend (excluding the dividend paid in advance), is R$ 39,966.

The shares are entitled to the following dividend per share: common shares - R$ 0.01173; preferred shares "A" and preferred shares "B" - R$ 0.01290.

17 Financial instruments

a. Valuation

The financial instruments included in the balance sheet such as: cash and banks, interest earning bank deposits, loans and financing are presented at their contractual values, which closely approximate their fair values.

b. Credit risk

The sales policies of the Company and of its subsidiaries are subordinated to credit policies determined by management and aim at minimizing eventual problems arising from default by their clients. This objective is reached by management through careful selection of the client portfolio, which takes into consideration payment capacity (credit dilution) and diversification of its sales (risk dilution).

c. Exchange rate and interest risk

The results of the Company and its subsidiaries are subject to significant variations, due to the fact that its liabilities are substantially indexed to the volatility of exchange rates, particularly the U.S. dollar, which closed 2003 with a devaluation of 22.6% against the Real (appreciation of 34.8% in 2002).

In order to minimize interest rate risks, the Company performed swap operations, exchanging floating interest rates to fixed rates, in order to hedge its foreign currency loans up to the limit of US$ 117.7 million.

Also, in order to limit the effects of foreign exchange rate variation, the Company performed derivative operations (currency terms - NDF) in the amount of US$ 125.1 million.

The results determined up to December 31, 2003 from the operations with derivatives were recognized in the financial statements.

(In thousands of Reais)

18 Financial results

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Interest income	54,030	42,967	63,210	46,958
Monetary variations and exchange rate variation income	(38,829)	129,308	(75,314)	329,346
Financial income	15,201	172,275	(12,104)	376,304
Interest expenses	(99,607)	(103,925)	(77,542)	(87,336)
Monetary variations and exchange rate variation expenses	219,839	(488,494)	212,165	(477,944)
Loss in swap transactions	(14,301)	(20,548)	(40,482)	(23,744)
Other financial expenses	(8,364)	(6,370)	(8,880)	(6,945)
Financial expenses	97,567	(619,337)	85,261	(595,969)
	112,768	(447,062)	73,157	(219,665)

19 Nonoperating result

The Company obtained non-operating income related, mainly, to the sale of "standing timber" (fixed assets) in the amount of R$ 5,931 (R$ 31 in 2002).

(In thousands of Reais)

20 Statements of EDITDA (Unaudited)

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Operating Income	545,270	188,804	555,557	170,134
Financial expenses	(97,567)	619,337	(85,261)	595,969
Financial income	(15,201)	(172,275)	12,104	(376,304)
Equity interest	49,441	(215,712)	527	-
Depreciation, amortization and depletion	95,648	90,319	95,648	90,319
Earnings before income and social contribution taxes, interest, depreciation, amortization and depletion - *EBITDA*	577,591	510,473	578,575	480,118

21 Guarantees

At December 31, 2003, there were outstanding vendor operations with its clients in the amount of R$ 60,234 (R$ 68,829 in 2002), in which the Company participated as an intervening guarantor.

22 Insurance coverage

The Company maintains insurance coverage against operational risks and others to safeguard its industrial plants and inventories.

On December 31, 2003, the Company had insurance coverage for amounts considered sufficient by its insurance advisors to cover possible losses.

23 Commitments

The Company signed a loan agreement with Aracruz Celulose S/A for the loan of up to 1,900 thousand cubic meters of eucalyptus timber to be harvested by Aracruz Celulose S/A up till December 31, 2004. The agreement foresees the return of an equivalent volume in similar operational conditions to occur between 2006 and 2008. The company records the receivable, related to the volume already delivered to Aracruz Celulose S/A in the amount of R$ 2,653, in noncurrent assets.